SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated March 11, 2004

                           Commission File No. 1-14838

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                                     Rhodia
                              (Name of Registrant)

                           26, quai Alphonse Le Gallo
                           92512 Boulougne-Billancourt
                                     France
                    (Address of Principal Executive Offices)
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     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________


Enclosure: A press release dated March 11, 2004 announcing that Rhodia has divested its food ingredients business to Danisco for 320 million euros.

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                                                                   PRESS RELEASE

                         RHODIA DIVESTS FOOD INGREDIENTS
                        TO DANISCO FOR 320 MILLION EUROS

Paris, March 11, 2004 - Rhodia announced today the signing of a final agreement for the sale of its food ingredients business to Danisco. The transaction should be finalized in May, once legal authorizations have been received. Rhodia announced February 13 that it had signed an agreement to negotiate exclusively with the Danish company for the sale of the business.

The sale price is approximately 320 million euros for a business with a 31,6 million euros 2003 pro forma EBITDA (Earnings Before Interest Taxes Depreciation and Amortization), representing an EBITDA multiple of more than 10 times.

This divestment would provide Rhodia with a capital gain before taxes of more than 200 million euros.

The food ingredients business, which includes the cultures, hydrocolloids and food safety products activities, generated sales of 211 million euros in 2003 and includes 860 employees worldwide.

"We are divesting this business, which has few synergies with the rest of Rhodia, under excellent terms. The transaction will generate almost half the 700 million euros to be raised from divestments this year with a much higher multiple than we had targeted. This is an important step in Rhodia's recovery plan and will contribute significantly to the reduction of the Group's debt," said Rhodia CEO, Jean-Pierre Clamadieu. He added: "This is a strategic acquisition for Danisco and therefore the best possible scenario for the teams and plants involved."

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    You may consult this press release on Rhodia's website at: www.rhodia.com
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Rhodia is one of the world's leading manufacturers of specialty chemicals.
Providing a wide range of innovative products and services to the consumer care, food, industrial care, pharmaceuticals, agrochemicals, automotive, electronics and fibers markets, Rhodia offers its customers tailor-made solutions based on the cross-fertilization of technologies, people and expertise. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of (euro)5.5 billion in 2003 and employs 23,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.

Danisco develops and produces food ingredients, sweeteners and sugar. The Group employs approx. 8,000 people in some 40 countries and reported net sales of DKK
16.6 billion in 2002/03. Danisco's broad product portfolio includes emulsifiers, stabilisers, flavours and sweeteners such as xylitol and fructose. The majority of these ingredients are produced from natural raw materials and contribute, for instance, to improving the texture in bread, ice cream, yoghurt and other products. Danisco is also one of the largest and most efficient sugar producers in Europe.

Contacts

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Press Relations

Anne-Laurence de Villepin  +33 1 55 38 40 25

Investor Relations

Nicolas Nerot              +33 1 55 38 43 08


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                                    SIGNATURE



     Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: March 11, 2004               RHODIA

                                   By: /s/ Pierre Prot
                                       -------------------------
                                   Name: Pierre PROT
                                   Title: Chief Financial Officer



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